UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Doma Holdings, Inc.

(Name of the Issuer)

Doma Holdings, Inc.

RE Closing GP, LLC

Closing Parent Holdco, L.P.

RE Closing Buyer Corp.

RE Closing Merger Sub Inc.

Lennar Corporation

LEN FW Investor, LLC

LENX ST Investor, LLC

(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

Warrants, 25 whole warrants exercisable for one share of common stock at an exercise price of $287.50 per share

(Title of Class of Securities)

Common Stock: 25703A 203

Warrants: 25703A112

(CUSIP Number of Class of Securities)

Maxwell Simkoff Chief Executive Officer and President Doma Holdings, Inc. 101 Mission Street, Suite 1050 San Francisco, CA 94105 (650) 419-3827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Alan Denenberg Davis Polk & Wardell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Tad Freese Tessa Bernhardt Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600	Rosalind Fahey Kruse Howard Block Willkie Farr & Gallagher LLP 787 7th Ave New York, NY 10019 (212) 728-8000	Shannon E. Sibold David P. Slotkin Morrison Foerster 300 Colorado Street Austin, TX 78701 (512) 617-0650

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, the “Schedule 13E-3” or “Transaction Statement”), is being filed with  the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Doma Holdings, Inc. (“Doma” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Shares”) that is subject to the Rule 13e-3 transaction and the Company’s publicly traded warrants, the “Company Warrants”), (ii) RE Closing Buyer Corp., a Delaware corporation and wholly owned indirect subsidiary of TopCo (as defined below) (“Parent”), (iii) RE Closing Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) Closing Parent Holdco, L.P., a Cayman Islands exempted limited partnership, the indirect parent company of Parent (“TopCo”), (v) RE Closing GP, LLC, a Cayman Islands limited liability company, the sole general partner of Topco, (vi) Len FW Investor, LLC, a Delaware limited liability company, (vii) LENX ST Investor, LLC, a Delaware limited liability company and (viii) Lennar Corporation, a Delaware corporation.

On March 28, 2024, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent. On July 18, 2024, the Company filed with the SEC a definitive Proxy Statement (as amended or supplemented, the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company to be held on August 27, 2024 (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of the holders of (i) at least a majority of the voting power of the outstanding Shares entitled to vote in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and (ii) at least a majority of the voting power of the outstanding Shares held by the Disinterested Stockholders, as defined in the definitive Proxy Statement, in each case outstanding as of the close of business on the record date for the Special Meeting. A copy of the definitive Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the definitive Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share outstanding immediately prior to the Effective Time of the Merger, other than as provided below, will be automatically converted into the right to receive $6.29 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following Shares will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) Shares held in treasury of the Company and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders are entitled to demand and whose holders have properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL, and whose holders have not effectively withdrawn or lost their rights to appraisal with respect to such Shares. A copy of Section 262 of the DGCL is attached hereto as Exhibit (f) and is also included as Annex J to the definitive Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Company Warrant that is outstanding immediately prior to the Effective Time of the Merger will automatically cease to represent a warrant to purchase Shares and become a warrant exercisable for Merger Consideration.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

This Amendment is being filed pursuant to Rule 13E-3(d)(2) under the Exchange Act, concurrently with the filing of a supplement to the Proxy Statement (the “Supplement”), in order to incorporate the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024 and to reflect certain other updates as reflected below. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 4. Terms of the Transaction

(a)(2) Mergers or Similar Transactions. Item 4(a)(2) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Certain Unaudited Prospective Financial Information”.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(b)(c)         Significant Corporate Events; Negotiations or Contacts. Item 5(c) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger”.

(e) Agreements Involving the Subject Company’s Securities. Item 5(e) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger”.

Item 7. Purposes, Alternatives, Reasons and Effects

(b)         Alternatives. Item 7(b) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger”.

(c)         Reasons. Item 7(c) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger” and “Special Factors – Opinion of Houlihan Lokey – Financial Analyses”.

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. Item 8(a), (b) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger” and “Special Factors – Opinion of Houlihan Lokey – Financial Analyses”.

(f)         Other Offers. Item 8(f) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Background of the Merger” and “Special Factors – Opinion of Houlihan Lokey – Financial Analyses”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Item 9(a)-(c) is amended and supplemented to incorporate therein by reference the information in the Supplement under the caption “Special Factors – Opinion of Houlihan Lokey – Financial Analyses”.

Item 13. Financial Statements

(a)         Financial Information. Item 13(a) is hereby amended and supplemented to include the information in Annex M to the Supplement  – Quarterly Report on Form 10-Q For the Three Months Ended June 30, 2024, incorporated into the Definitive Proxy Statement by the Definitive Additional Materials to the Definitive Proxy Statement (attached as exhibit (a)(2)(v) hereto and incorporated herein by reference).

Item 15. Additional Information

(c)         Other Material Information. Item 15(c) is hereby amended and supplemented to include the entirety of the Supplement, including all appendices thereto, which is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)**	Definitive Proxy Statement of Doma Holdings, Inc. (included in the Schedule 14A filed on July 18, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)**	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)**	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)**	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Definitive Additional Materials to the Definitive Proxy Statement (included in Schedule 14A filed on August 15, 2024 and incorporated herein by reference).
(a)(5)(i)**	Press Release, dated March 28, 2024 (incorporated by reference to Exhibit 99.1 to Doma Holdings, Inc.’s Form 8-K (filed March 29, 2024) (File No. 001-39754)).
(b)(i)**

Commitment Letter, dated as of March 28, 2024, between RE Closing Buyer Corp. and the lenders and arrangers party thereto (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(ii)**

Agreement and Fourth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Hudson Structured Capital Management Ltd. (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(iii)**

Agreement and Fifth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto, Hudson Structured Capital Management Ltd. and RE Closing Buyer Corp. (included as Annex F to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(iv)**

Senior Loan and Security Agreement, dated April 30, 2024, by and among States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Alter Domus (US) LLC (included as Annex G to the Definitive Proxy Statement, and incorporated herein by reference)

(b)(v)**

Intercreditor and Subordination Agreement, dated as of April 30, 2024, between Alter Domus (US) LLC, as senior agent, and Hudson Structured Capital Management Ltd., as subordinated agent (included as Annex H to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(vi)**

Sixth Amendment to Loan and Security Agreement, dated as of April 30, 2024, by and among by States Title Holding, Inc., certain subsidiaries of States Title Holding, Inc., as guarantors, the lenders from time to time party thereto, and Hudson Structured Capital Management Ltd., as administrative agent for the lenders and collateral agent (included as Annex I to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(i)**	Opinion of Houlihan Lokey Capital, Inc. dated March 28, 2024 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)†*	Discussion materials, dated December 2023 (reviewed with the Special Committee on December 19, 2023), provided to the Special Committee.
(c)(iii)†*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 4, 2024), provided to the Special Committee.
(c)(iv)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 18, 2024), provided to the Special Committee.
(c)(v)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 26, 2024), provided to the Special Committee.
(c)(vi)*	Discussion materials, dated January 2024 (sent to the Special Committee on January 31, 2024), provided to the Special Committee.
(c)(vii)†*	Discussion materials, dated March 10, 2024, provided to the Special Committee.
(c)(viii)†*	Additional discussion materials, dated March 10, 2024, provided to the Special Committee, provided to the Special Committee.
(c)(ix)†*	Discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(x)†*	Additional discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(xi)†*	Discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xii)*	Additional discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xiii)†*	Discussion materials, dated November 2023 (reviewed with the Company Board on November 21, 2023), provided to the Company Board.
(c)(xiv)†*	Discussion materials, dated March 10, 2024, provided to the Company Board.
(c)(xv)†*	Discussion materials, dated March 12, 2024, provided to the Company Board.
(c)(xvi)†*	Discussion materials, dated March 19, 2024, provided to the Company Board.
(c)(xvii)*	Discussion materials, dated March 28, 2024, provided to the Company Board.
(d)(i)**

Agreement and Plan of Merger, dated March 28, 2024 by and among Doma Holdings, Inc., RE Closing Buyer Corp. and RE Closing Merger Sub Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)**

Voting and Support Agreement, dated as of March 28, 2024, by and among Doma Holdings, Inc., RE Closing Buyer Corp., Len FW Investor, LLC and LENX ST Investor, LLC (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(f)**	Section 262 of the General Corporation Law of the State of Delaware (included as Annex J to the Definitive Proxy Statement, and incorporated herein by reference).
107*	Filing Fee Table.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

*Previously filed with the Schedule 13E-3 filed with the SEC on May 22, 2024

** Previously filed with the Schedule 13E-3 filed with the SEC on July 18, 2024

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMA HOLDINGS, INC.
By:	/s/ Maxwell Simkoff
	Name:	Maxwell Simkoff
	Title:	Chief Executive Officer

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING GP, LLC

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLOSING PARENT HOLDCO, L.P. By: RE Closing GP, LLC, its general partner

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING BUYER CORP.
By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	President and Chief Executive Officer

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING MERGER SUB INC.
By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	President and Chief Executive Officer

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION
By:	/s/ Jon Jaffe
	Name:	Jon Jaffe
	Title:	Co-CEO + President

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEN FW INVESTOR, LLC
By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: August 15, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENX ST INVESTOR, LLC
By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: August 15, 2024